

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
Ms. Kimberly D. Gant
Chief Financial Officer and Senior Vice President
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, CA 92806

> **RE:** **Willdan Group, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the Fiscal Quarter ended July 1, 2011**
> **Filed August 11, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2011**
> **File No. 1-33076**

Dear Ms. Gant:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Gordon for

John Hartz
Senior Assistant Chief Accountant